UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2018

Commission File Number: 001-36582

Auris Medical Holding AG

(Exact name of registrant as specified in its charter)

Bahnhofstrasse 21

6300 Zug, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

On January 11, 2018, Auris Medical Holding AG (NASDAQ: EARS, the “Company”), received a letter from the Listings Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that for the previous 30 consecutive business days, the Company had not met the minimum market value of listed securities of $35,000,000 required for continued listing on the Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(b)(2). The Company had a period of 180 calendar days, or until July 10, 2018 (the “Compliance Period”), to regain compliance with the minimum market value of listed securities requirement or one of the other Nasdaq continued listing standards pursuant to Nasdaq Listing Rule 5810(c)(3)(C).

On July 12, 2018, the Company priced a registered offering of 17,948,717 common shares, 0 pre-funded warrants to purchase common shares, Series A warrants to purchase 6,282,050 common shares and Series B warrants to purchase 4,487,179 common shares. In addition, the Company granted the underwriters in the offering a 30 day option to purchase up to an additional 2,692,307 common shares and/or additional Series A warrants to purchase up to 942,307 common shares and/or additional Series B warrants to purchase up to 673,076 common shares. The offering is expected to close on July 17, 2018. As a result of the proceeds to be received by the Company in connection with the offering, the Company believes it has regained compliance with Nasdaq’s minimum equity standard pursuant to Nasdaq Listing Rule 5550(b)(1).

The Company has been informed that Nasdaq will continue to monitor the Company’s ongoing compliance with the minimum equity requirements and, if at the time of its next periodic report the Company does not evidence compliance, it may be subject to delisting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Auris Medical Holding AG

By:	/s/ Hernan Levett
	Name:	Hernan Levett
	Title:	Chief Financial Officer

Date: July 13, 2018